SILO PHARMA, INC.

560 Sylvan Avenue, Suite 3160

Englewood Cliffs, NJ 07632

April 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sisi Cheng

Re:	Silo Pharma, Inc.
Registration Statement on Form S-1
Filed April 7, 2021
File No. 333-253170

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Silo Pharma, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Monday April 12, 2021, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 653-8179 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

SILO PHARMA, INC.

By:	/s/ Eric Weisblum
Name:	Eric Weisblum
Title:	Chief Executive Officer